June 26, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (516) 495-5110

Thomas M. O'Brien
President and Chief Operating Officer
State Bancorp, Inc.
699 Hillside Ave.
New Hyde Park, NY 11040

> **Re: State Bancorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 30, 2007**
> **File No. 333-141722**

Dear Mr. O'Brien:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

1.   Revise to identify the natural person who has the voting and investment power for each of the selling security holders.

2.   Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

3.   For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered that broker-dealer as an underwriter of the securities to be resold.

4.   If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating that those broker-dealer affiliates:

5.   Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly or tell us why you don't believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Bill Friar at 202-551-3436or me at 202-551-3419 with questions.

Sincerely,

Christian Windsor
Special Counsel
Financial Services Group

cc: Brian K. Finneran
        2 Jericho Plaza
        Jericho, NY 11753

        Robert C. Azarow
        Thacher Profitt & Wood LLP
        Two World Financial Center
        New York, NY 10281